EXHIBIT 3.1

ARTICLES OF AMENDMENT

OF

BIODRAIN MEDICAL, INC.

The Undersigned, Chief Executive Officer of BioDrain Medical, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that the following Articles of Amendment have been duly adopted by the Corporation’s Board of Directors.

1. The name of the Corporation is: BioDrain Medical, Inc.

2. Article I of the Corporation’s Articles of Incorporation is hereby amended to read in its entirety as follows:

“Article I
Name

The name of the corporation is: “Skyline Medical Inc.”

3. These Articles of Amendment have been adopted by the Corporation’s Board of Directors pursuant to Section 302A.135, subd. 7 of the Minnesota Business Corporation Act.

In witness whereof, and on behalf of the Corporation, the undersigned has set his hand to these Articles of Amendment on this 2 day of August, 2013.

/s/ Bob Myers
Bob Myers
Chief Financial Officer

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